EXHIBIT 4.16







July 14, 1998


Rod Stambaugh, Chairman
U.S. Wireless Data, Inc.
2200 Powell Street, Suite 450
Emeryville, CA  94608

Dear Rod,

Liviakis Financial Communications, John M. Liviakis and Robert B. Prag have volunteered to "Lock up" all of their shares in USWD for an extended period, ending February 1, 1999. Although we may hold for a period considerably beyond this, depending on various circumstances, we are happy to assure the investor community for this period.

Regards,
/s/ John M. Liviakis                     /s/ Robert B. Prag
----------------------------------       --------------------------------------
John M. Liviakis, as an individual       Robert B. Prag, as an individual,
and as President,                        and as Sr. Vice President,
Liviakis Financial Communications, Inc.  Liviakis Financial Communications, Inc.